Nevaeh Enterprises Ltd.

25 Jin Hua Street

Chang Chun, Ji Lin

China, 130000

Phone: (136) 6430-8646

June 10, 2008

Mark P. Shuman, Branch Chief-Legal

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Nevaeh Enterprises Ltd.

Registration Statement on Form SB-2 Amendment No. 3

Filed February 4, 2008

File No. 333-144681

Dear Mr. Shuman:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments.

Comment

1. As per you advisement, please find that the Company has appointed William Doran, Attorney at Law, as the Company's agent of service. Mr. Doran's contact information is as follows:

William Doran, Attorney at Law
1717 East Bell Road,
Phoenix, AZ, 85022
602-971-1775

2. Please find an updated legal opinion attached as part of this filing.

3. Please find updated financial statements attached as part of this filing.

4. Please also find attached a request for accelerated effectiveness attached.

Sincerely,

Qi Tang

President